U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. )

INCAPTA, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

45331T200

(CUSIP Number)

John Fleming

InCapta, Inc.

1950 Fifth Avenue, Suite 100

San Diego, California 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2017

(Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

1.	Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Brian Faulkner.
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐
(b) ☐

3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
☐

6.	Citizenship or Place of Organization: United States

Number of	7.	Sole Voting Power: 10,000,000
Shares Beneficially Owned By	8.	Shared Voting Power: 0
Each Reporting Person	9.	Sole Dispositive Power: 10,000,000
With:	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by the Reporting Persons (combined): 10,000,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
☐

13.	Percent of Class Represented by Amount in Row (11): 7.88% (as of April 17, 2017)
14.	Type of Reporting Person: IN

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ITEM 1.	SECURITY AND ISSUER.

InCapta, Inc.

Common Stock, $0.001 par value

1950 Fifth Avenue, Suite 100

San Diego, California 92101

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Brian Faulkner5.

(b)	27127 Calle Arroyo, Suite 1923, San Juan Capistrano, California 92675

(c)	Occupation: Attorney (counsel for Company).

(d)	During the last five years, such person has not been convicted in a criminal proceeding.

(e)	During the last five years, such person was a not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction

(f)	Citizenship: United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

See Item 6 below.

ITEM 4.	PURPOSE OF TRANSACTION.

See Item 6 below.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	10,000,000 shares are owned by Mr. Faulkner under the beneficial ownership rules of the U.S. Securities and Exchange Commission. This amount represents, as of April 17, 2017, 93.89% of the issued and outstanding common stock of the Issuer.

(b)	Mr. Faulkner has sole voting and dispositive power with respect to 100,000,001 shares reported.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less: None.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: None.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On April 12, 2017, the Issuer issued 10,000,000 free trading shares of common stock (registered under a Form S-8 registration statement) to Mr. Faulkner for services rendered to the Company under attorney-client contracts.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.

Brian Faulkner

Date: April 21, 2017	/s/ Brian Faulkner

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